Filed by Rockville Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Financial Bancorp, Inc.

SEC Registration Statement No.: 000-52947

Introducing the Integration Management Office (The IMO):

A Collaborative Approach to Ensure a Successful Merger of Equals

Collaboration and excellence: two words that fittingly describe what Rockville Bank and United Bank have each stood for since 1858 and 1882, respectively, and will continue to unitedly stand for when the integration of our two institutions is complete.

To make this strategic merger of equals a success, it was critical that we combine our cultural legacies and appoint a team of United Bank and Rockville Bank leaders to develop, oversee and execute a collaborative process that will ensure the integration of our two like-minded, storied community banks will make us New England’s next premier community bank.

The Integration Management Office – or what we have dubbed “The IMO” – is comprised of six members – three representing United and three from Rockville. The role of the IMO will be to lead this umbrella organization in making strategic decisions at the highest level; monitor the integration through conversion and beyond; stabilize the business; communicate our vision of what we ultimately want our organizational structure to be; and strengthen our operational platform and business model.

The IMO Team includes:

•	From United Bank Jeff Sullivan (Chief Operating Officer), Dena Hall (SVP, Marketing & Community Relations) and Joan Klinakis (VP, Operations).

•	From Rockville Bank Eric Newell (Chief Financial Officer), Marino Santarelli (Chief Operating Officer) and Betsy Wynnick (SVP, Director of Internal Audit).

Jeff Sullivan and Eric Newell will be co-chairs of the IMO.

The team, which began meeting just days after we officially announced the merger, convenes every Tuesday from 11:00 am to 1:00 pm, rotating meeting locations between West Springfield and Glastonbury. The IMO Team reports to Bill Crawford and Jeff Sullivan. Bill is a regular attendee at the meetings.

In addition to making strategic decisions and monitoring the integration, the IMO Team was tasked to appoint work teams that will also play a pivotal role in the success of our integration process and define the specific scopes of each group, which include the following:

Executive Committee	Finance Integration	Space & Programming
Human Resources Integration	Vendor Management	Consumer Strategy
Commercial Experience	CRA Committee	Compliance Committee
Communications Committee	Technology Steering Committee

These 11 work teams, along with sub teams, will meet at least weekly, starting with what the IMO calls the “discovery phase” of information gathering that will lead into the process of making recommendations, planning and executing plans based on their scope.

Depending on the impact to the enterprise, the customer, complexity and opportunity cost, each groups’ recommendations will be reviewed and require approval from a higher level or the IMO Team for decisions having a strategic impact. Bill and the IMO Team have been clear: empowering these newly-appointed work teams is essential to the overall success of our integration. Bill and the IMO will provide updates on their progress as well as the progress of the work teams.

With the creation of the IMO, we are fostering a collaborative approach to our integration along with two-way communication among management and employees, so there will no longer be good United ideas or good Rockville ideas. Instead, there will only be great ideas from like-minded employees coming together to make a new bank “United” by the best of both banks.

SEE THE NEXT PAGE FOR TO SEE THE 6 MEMBERS OF THE IMO

INTRODUCING THE INTEGRATION MANAGEMENT OFFICE (THE IMO)

JEFF SULLIVAN IMO Co-Chair Chief Operating Officer, United Bank	ERIC NEWELL IMO Co-Chair Chief Financial Officer, Rockville Bank

DENA HALL SVP, Marketing & Community Relations United Bank	MARINO SANTARELLI Chief Operating Officer Rockville Bank

JOAN KLINAKIS SVP, Operations United Bank	BETSY WYNNICK SVP, Director of Internal Audit Rockville Bank

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